SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-
1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Bidhit.com, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

08883R 20 4
(CUSIP Number)

Curt Rush, Esq.
Systemax Inc.
22 Harbor Park Drive
Port Washington, NY 11050
516-608-7000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 12, 2000
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.: 08883R 20 4

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Systemax Inc. (11-3262067)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC and OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	5,563,936 5,563,936

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,563,936

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.5

14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.     Security and Issuer.

          This Schedule 13D relates to the common stock of Bidhit.com, Inc., a Nevada corporation (Bidhit). Bidhit's principle executive office is located at 18702 North Creek Parkway, Bothell, Washington 98011.

Item 2.     Identity and Background.

           This statement is filed by Systemax Inc., a Delaware corporation (Systemax). Its principal business is the sale of computers, computer supplies and industrial supplies. Its principal business office is located at 22 Harbor Park Drive, Port Washington, NY 11050.

          The following are the names and principal ocupations of each executive officer and director of Systemax, the business address of which is the same as Systemax unless otherwise noted:

Richard Leeds	Director, Chairman and Chief Executive Officer
Bruce Leeds	Director, Vice Chairman and President of International Operations
Robert Leeds	Director, Vice Chairman and President of Domestic Operations
Robert Dooley	Director and Senior Vice President - Worldwide Computer Sales and Marketing
Robert D. Rosenthal	Director; President and Chief Executive Officer of First Long Island Investors, Inc. (business address: 1 Jericho Plaza, Jericho, NY 11753)
Stacy S. Dick	Director; a principal of Evercore Partners, an investment banking firm (business address: 65 East 55th Street, New York, NY 10022)
Steven M. Goldschein	Senior Vice President and Chief Financial Officer
Michael J. Speiller	Vice President and Controller
Curt S. Rush	General Counsel and Secretary
Leslie Biggs	Commercial and Financial Director of European Operations

Systemax has not been convicted in the last five years in any criminal proceedings nor was it a party to any civil proceedings of a judicial or administrative body of competent jurisdiction which had as a result any judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

          5,391,523 shares of Bidhit were issued to Systemax on May 12, 2000 pursuant to a reverse triangular merger between EZBid Inc., a former subsidiary of Systemax, and EZ Acquisition, Inc., a subsidiary of Bidhit, with EZBid Inc. surviving as a subsidiary of Bidhit. No cash payment was made pursuant to such merger. On May 12, 2000 Systemax also lent $200,000 to Bidhit, for which it received a note payable on May 12, 2001, secured by certain assets of EZBid, bearing interest at 9% per annum non-compounded payable at maturity. Funds for such loan were from the working capital of Systemax. The note is convertible at any time by Systemax into common shares of Bidhit and must be converted into common shares upon the closing by Bidhit of a financing in an amount of at least $2.8 million within six months of the closing. The conversion price is $1.16 per share, subject to standard adjustments. Accordingly, as of the date of issuance of such note Systemax was deemed to beneficially own an additional 172,413 shares, which amount will increase by approximately 421/2shares per day with respect to accrued interest. The note may be prepaid.

Item 4.     Purpose of Transaction.

           The purpose of the transaction was to invest in Bidhit by a merger of Systemax's internet auction subsidiary into Bidhit. Systemax does not currently have any plans or proposals to:

(a)	acquire additional shares of Bidhit other than pursuant to possible conversion of the $200,000 note;

(b)	engage in any extraordinary corporate transaction, such as a merger, reorganization or liquidation, with Bidhit or any of its subsidiaries;

(c)	sell or transfer a material amount of assets of Bidhit or any of its subsidiaries;

(d)

make any change in the present board of directors or management of Bidhit, other than to exercise its rights pursuant to the merger agreement to appoint up to two directors to the Bidhit Board of Directors;

(e)	make any material change in the present capitalization or dividend policy of Bidhit;

(f)	make any other material change in Bidhit's business or corporate structure;

(g)	make any change in Bidhit's charter or bylaws or other actions which may impede the acquisition of control of the issuer by any person;

(h)

cause a class of securities of Bidhit to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	cause a class of equity securities of Bidhit to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	take any other action similar to those enumerated above.

          Systemax may review or reconsider its position with respect to Bidhit or to formulate plans or proposals with respect to any such matter but has no present intention to do so.

Item 5.     Interest in Securities of the Issuer.

          Systemax beneficially owns 5,391,522 currently issued shares of common stock of Bidhit and is deemed to beneficially own an additional 172,413 shares issuable upon conversion of the $200,000 note. Systemax understands that Bidhit has 18,678,931 currently outstanding shares (18,851,344 shares assuming issuance of the 172,413 conversion shares). On such basis, Systemax's holdings represent approximately 29.5% of the outstanding shares of Bidhit. Systemax has the sole power to vote and to dispose of the shares to which this statement relates. 573,490 of such shares are subject to the terms of an escrow agreement to secure certain indemnification obligations of Systemax under the merger agreement.

          In addition to the shares noted above as issued to Systemax, 200,000 Bidhit shares were issued to a broker in satisfaction of Systemax's obligations to compensate such broker in connection with the merger. Systemax disclaims any beneficial interest in such shares.

          Systemax has not effected any transactions in shares of stock of Bidhit in the past 60 days except as described above.

Item 6.     Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Bidhit, including but not limited to transfer or voting of any of the securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, divisions of profits or loss or the giving or withholding of proxies, except as described below.

        Pursuant to the Agreement and Plan of Merger dated as of April 21, 2000 (as amended as of May 11, 2000) between Bidhit, Systemax, EZBid Inc. and EZ Acquisition Corp. (the Merger Agreement), the parties agreed on the following matters:

(a)

Bidhit will make two seats available on its board of directors for appointees nominated by Systemax and Systemax will recommend to its stockholders the election of two such nominees so long as Systemax continues to hold 100,000 shares of Bidhit common stock;

(b)	each Systemax nominee to the Bidhit board will receive options to purchase 100,000 shares of common stock of Bidhit at $1.66 per share;

(c)

Bidhit shall file a registration statement with the SEC registering Systemax's Bidhit shares for resale as soon as reasonably practicable after the closing of the merger and will maintain the effectiveness of such registration statement for two years from effectiveness; and

(d)

if Bidhit closes on a financing or series of financings with aggregate gross proceeds of $5.6 million or more prior to May 12, 2001 (and had a commitment letter therefore on or prior to November 12, 2000), Systemax shall invest an additional $200,000 in Bidhit on terms and conditions as favorable to Systemax as the most favorable terms offered to investors in such financing or financings.

          See Item 5 for a description of shares issued to a broker engaged by Systemax.

Item 7.     Material to be Filed as Exhibits.

1.	Agreement and Plan of Merger dated as of April 21, 2000 between Bidhit, Systemax, EZBid Inc. and EZ Acquisition Corp.
2.	Waiver and Amendment Agreement dated as of May 11, 2000 between Bidhit, Systemax, EZBid Inc. and EZ Acquisition Corp.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 22, 2000 (Date)

SYSTEMAX INC.

By: /s/ Curt Rush Name: Curt Rush Title: Secretary